July 13, 2016
VIA EDGAR

Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors LLC
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 10, 2016
File No. 1-37386

Dear Mr. O’Brien,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company” or “FTAI”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated July 5, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 10, 2016 (the “2015 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2015 10-K.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 41

Adjusted EBITDA (Non-GAAP), page 41

1.	We have read your response to prior comment 1, in our letter to you dated June 6, 2016, in which you indicate that you believe Adjusted EBITDA represents a performance measure because it provides a measure of the operations of your revenue generating assets, and the adjustment for principal payments on finance leases is directly analogous to depreciation on operating leases in their impact on the revenue earning assets, which allows for the measurement of the total return of all your revenue generating assets. However, adding back principal payments on finance leases in the calculation of this measure is inconsistent with Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your disclosure accordingly.

Response

We respectively acknowledge the Staff’s comment.  We propose to amend future filings by eliminating the addback of principal payments on finance leases and respective comparative periods in the determination of Adjusted EBITDA.  We will include in future filings disclosure set forth below (see blackline text and underlined text for proposed changes to page 41):

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
July 13, 2016

In addition, we view Adjusted EBITDA as a secondary measurement to Adjusted Net Income, and we believe Adjusted EBITDA serves as a useful supplement to investors, analysts and management to measure ~~operating~~ economic performance of deployed revenue generating assets ~~and to compare the Company’s operating results to the operating results of our peers and~~ between periods on a consistent basis, and which we believe measures our financial performance and helps identify operational factors that management can impact in the short-term, namely our cost structure and expenses. Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other entities may not calculate Adjusted EBITDA in the same manner.

Adjusted EBITDA is defined as net income attributable to shareholders, adjusted (a) to exclude the impact of provision for income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, and interest expense, (b) to include the impact of ~~principal collections on direct finance leases (collectively, “Adjusted EBITDA”) and~~ our pro-rata share of Adjusted EBITDA from unconsolidated entities and (c) to exclude the impact of equity in earnings of unconsolidated entities and the non-controlling share of Adjusted EBITDA.

* * *

Please contact the undersigned at (212) 515-7864 should you require further information or have any questions.

Very truly yours,

/s/ Scott Christopher
Interim Chief Financial Officer and Chief Accounting Officer

cc:	Tracie Mariner, Staff Accountant, U.S. Securities and Exchange Commission
Alfred Pavot, Staff Accountant, U.S. Securities and Exchange Commission